VIA EDGAR

August 17, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	KingsCrowd, Inc. Request to Withdraw Post Effective Amendment on Form 1-A File No. 024-11497

Ladies and Gentlemen:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended, KingsCrowd, Inc. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) withdraw, effective as of the date of this request, the Company’s 1-A Post-Qualification Amended Offering Statement (Regulation A) (File No. 024-11497) filed on November 10, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Post-Qualification Amended Offering Statement because the Company has decided to discontinue with the offering. None of the securities that are the subject of the post qualification amendment have been sold other than those securities that were previously qualified under Regulation A.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions, please contact our counsel Willliam Ruffa at 646-8310 0320.

Sincerely,

/s/ Christopher Lustrino, President